UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME No. 07.689.002/0001-89

NIRE: 35.300.325.767

MATERIAL FACT

Embraer S.A. (“Company”), in accordance with CVM Instruction No. 358, of January 3, 2002, in view of the report published by Bloomberg.com today under the title “Embraer’s Eve in $2 Billion Merger Talks with Zanite SPAC,” informs its shareholders and the market that Eve Urban Air Mobility Solutions, Inc. (“EVE”), a subsidiary of the Company dedicated to the development of an urban air mobility system (“UAM”), has started negotiations related to a possible business combination with Zanite Acquisition Corp. (“Zanite”), a U.S. publicly-traded special purpose acquisition company (SPAC).

The negotiations with Zanite are ongoing. The Company cannot predict if Eve will reach a definitive agreement or what will be the terms thereof.

The Company will keep the market informed of subsequent material developments in the context of such negotiations, to the extent imposed by applicable laws and stock exchange regulations.

June 10, 2021.

Antonio Carlos Garcia

Executive Vice President of Finance & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations